UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2024

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Dornierstraße 19

82205 Gilching

Germany

+49 (0) 8105 79990

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒      Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On March 14, 2024, Mynaric AG issued an Ad-Hoc. A copy of the Ad-Hoc is furnished as Exhibit 99.1 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit

99.1	Mynaric increases USD 75 million borrowing capacity on loan agreement by USD 20 million

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

By	/s/ Felix Hacke
	Name:	Felix Hacke
	Title:	Authorized Representative

Date: March 14, 2024

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